UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Compensatory Arrangements of Certain Executive Officers

Appointment of Dr. Sean Xi-Yong Fu as Permanent Chief Executive Officer

Effective November 1, 2024, the board of directors (the “Board”) of I-MAB (“I-MAB” or the “Company”) appointed Dr. Sean Xi-Yong Fu to serve as the Company’s permanent Chief Executive Officer. Dr. Fu had been serving as the Company’s interim Chief Executive Officer since July 15, 2024.

Information regarding Dr. Fu’s previous positions with the Company and business experience is disclosed in a press release filed with the Company’s Report on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2024, and information regarding Dr. Fu’s relationship with ABio-X Holdings, Inc. (“ABio-X”), a wholly-owned subsidiary of C-Bridge V Investment Holding Limited, which is a wholly-owned subsidiary of C-Bridge Healthcare Fund V, L.P., is disclosed in the Company’s Report on Form 6-K, which was filed with the SEC on August 30, 2024.

Termination of Secondment Agreement

On November 1, 2024, in connection with Dr. Fu’s appointment as the Company’s permanent Chief Executive Officer, the Secondment Agreement between ABio-X and I-MAB Biopharma US Limited (“I-MAB US”), a wholly-owned subsidiary of the Company, was terminated.

Press Release

On November 6, 2024, the Company issued a press release announcing the appointment of Dr. Fu as the Company’s permanent Chief Executive Officer. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-279842, File No. 333-265684, File No. 333-256603 and File No. 333-239871) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: November 6, 2024